INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER 2016

The following management’s discussion and analysis (“MD&A”), which is dated as of November 14, 2016, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the “Company”) as at and for the three and nine month periods ended September 30, 2016, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2016 (the “Third Quarter Financial Statements”), together with the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2015. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated March 30, 2016, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

Loncor is a mineral exploration company with a primary focus on gold. The Company’s mineral properties are in the Orientale and North Kivu provinces of the DRC where the Company holds or controls rights under 62 exploration permits (PR’s), directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SARL, or under option agreements with the holders of the permits. At the Ngayu project in Orientale Province, the Company, through its DRC subsidiary, has 13 PR’s totaling 2,077 square kilometers, while at the North Kivu project the Company has 49 PR’s through its DRC subsidiary or under option from third parties covering an area of approximately 13,375 square kilometers. All of the 49 North Kivu PR’s are currently under force majeure due to the poor security situation in much of the North Kivu province.

In January 2016, Loncor announced that its subsidiary, Loncor Resources Congo SARL ("Loncor Congo"), has entered into a joint venture agreement with Randgold Resources (DRC) Limited ("Randgold"). This agreement provides for a joint venture (the "Joint Venture") between Loncor Congo and Randgold covering all of the exploration permit areas comprising Loncor Congo's Ngayu project, other than certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Congo and do not form part of the Joint Venture. Randgold shall have certain preemptive rights over these two areas. The Makapela prospect has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

In February 2016, Loncor closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000 (the "Offering"). Mr. Kondrat, President, Chief Executive Officer and a director of the Company, acquired 60,000,000 of the shares issued under the Offering. Mr. Kondrat now holds 74,300,818 (or 48.5%) of the outstanding common shares of the Company. A portion of the proceeds of the Offering were used to repay short term, non-interest bearing loans totalling Cdn$825,000 provided to the Company by Mr. Kondrat.

In April 2016, the Company’s joint venture partner, Randgold, commenced a regional helicopter-borne VTEM B-Field, Horizontal Magnetic Gradiometer geophysical survey over Loncor's Ngayu project. The survey, which was conducted by Geotech Airborne Limited, is expected to be completed by the end of November 2016. The survey flight path design is north-south orientated lines at 400-meter spacing for a total of 10,000 line kilometres, of which 4,200 line kilometers will be flown over the Ngayu project. Flight line spacing will be reduced to 200-meter line spacing over potential targets identified during the initial survey. It is estimated the airborne survey will cost approximately US$1.4 million to complete.

On completion of the VTEM B-Field, Horizontal Magnetic Gradiometer geophysical survey, this data will be integrated with the current airborne magnetic and radiometric geophysical, regional BLEG stream sediment, local soil geochemical and surface and trench mapping as well as historical drill hole data to define and prioritize targets within the Ngayu project. On the ground exploration by Randgold is expected to begin before the end of the year. Prior to commencement of field work, Randgold will review drill core from all historical targets.

As per the terms of the Joint Venture, Randgold will manage and fund exploration of the exploration permit areas comprising Loncor's Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Randgold. Subject to the DRC’s free carried interest requirements, Randgold would earn 65% of any discovery with Loncor holding the balance of 35%. Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

In June 2016, the Company closed a non-brokered private placement of 1,750,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$210,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

Qualified Person

William R. Wilson, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Reports

Additional information with respect to the Company’s Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". Additional information with respect to the Company’s North Kivu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo". A copy of each of the said reports can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this MD&A uses the terms, "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the three and nine month periods ended September 30, 2016, the Company reported a net loss of $78,145 and $431,597 respectively, compared to a net loss of $25,771 and $184,611 reported for the respective three and nine month periods ended September 30, 2015. Expenses capitalized to mineral properties are discussed under the “Exploration and Evaluation Expenditures” section below. Significant changes in expenses occurred during the three and nine month periods ended September 30, 2016 in the expense categories described below as compared to the three and nine month periods ended September 30, 2015:

Consulting, management and professional fees

Consulting, management and professional fees increased to $28,648 and $132,162 during the respective three and nine month periods ended September 30, 2016 from $(369) and $57,582 incurred during the respective comparative periods in 2015. Professional fees increased due to higher legal fees in relation to the Company’s financing and general corporate activities including compliance with securities regulatory requirements during the three and nine month periods ended September 30, 2016.

Travel and promotion

The Company incurred travel and promotion expenses of $28,235 and $72,401 respectively during the three and nine month periods ended September 30, 2016 compared to $26,208 and $56,714 during the respective corresponding periods in 2015. Costs related to shareholder relations and business promotion activities increased during the three and nine month periods ended September 30, 2016 due to corporate activities related to securing new financing.

Employee benefits

The Company’s employee benefits expense was $49,299 and $141,404 for the respective three and nine month periods ended September 30, 2016 compared to $53,710 and $133,584 during the respective corresponding periods in 2015 as a result of adjustments recorded in the employee benefit account during the first quarter of 2015 for departed employees.

Office and sundry

Office and sundry expenses decreased to $7,353 and 35,687 respectively during the three and nine month periods ended September 30, 2016 from $10,804 and $59,797 during the respective corresponding periods in 2015. The decrease in costs was mainly due to a reduction in filings fees as well as head office overhead expenses having been reduced as part of cash conservation measures.

Foreign exchange loss/gain

The Company recorded a foreign exchange gain of $15,174 and a foreign exchange loss of $28,387 during the respective three and nine month periods ended September 30, 2016, compared to a foreign exchange gain of $70,655 and $144,969 respectively for the corresponding periods in 2015, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Compensation expense-share-based payment

The fair value of employee share-based payment expense was $17,419 and $44,629 respectively during the three and nine month periods ended September 30, 2016, related to share-based compensation options issued to employees, directors and officers of the Company in 2016. There was no compensation expense incurred for share based payment during the corresponding periods in 2015.

Loss on derivative instruments

During the three and nine month periods ended September 30, 2016 the Company recognized a gain of $38,543 and $26,417 respectively representing the change in fair value of the common share purchase warrants. No derivative instruments were issued in 2015.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2016. This financial information has been prepared using accounting policies consistent with International Accounting Standards (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). The Company’s presentation and functional currency is the United States dollar.

	2016	2016	2016	2015
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net loss	$(78,145)	$(151,595)	$(201,857)	$(2,232,636)
Net loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.03)
	2015	2015	2015	2014
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net loss	$(25,771)	$(93,990)	$(64,850)	$(2,370,628)
Net loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.03)

The Company’s net loss for the third quarter of 2016 decreased to $78,145 compared to a net loss of $151,595 in the second quarter of 2016. The decrease in net loss was partly due to an increase in the gain on derivative instruments from a loss of $12,126 in the second quarter of 2016 compared to a gain $38,543 in the third quarter of 2016. The decrease in net loss was also partly due to a foreign exchange gain of $15,174 in the third quarter of 2016 compared to a foreign exchange loss of $660 in the second quarter of 2016.

The Company’s net loss for the second quarter of 2016 decreased to $151,595 compared to a net loss of $201,857 in the first quarter of 2016. The decrease in net loss was mainly due to a significant decrease in foreign exchange loss, which had been $42,901 in the first quarter of 2016 compared to $660 in the second quarter of 2016.

The Company’s net loss for the first quarter of 2016 decreased to $201,857 compared to a net loss of $$2,232,636 in the fourth quarter of 2015 (see next paragraph for additional information).

The Company’s net loss of $2,232,636 for the fourth quarter of 2015 compared to a net loss of $25,771 in the third quarter of 2015 was mainly due to an impairment loss of $2,300,000 recorded during the fourth quarter on the exploration and evaluation assets for the Ngayu project, offset by a foreign exchange gain incurred during the fourth quarter resulting from fluctuations of the Canadian dollar against the United States dollar.

The Company’s net loss for the third quarter of 2015 decreased to $25,771 compared to a net loss of $93,990 in the second quarter of 2015. This decrease in the loss was largely due to a significant change in the foreign exchange amount, which had been a gain of $74,314 in the second quarter but further increased to a gain of $144,969 in the third quarter. This change was due to fluctuations in the value of the United States dollar relative to the Canadian dollar. The increase in the foreign exchange gain amount was offset by an increase in employee benefits and travel and promotion expenses which increased to $133,584 and $56,714 respectively in the third quarter from $79,874 and $30,506 respectively in the second quarter.

The Company’s net loss for the second quarter of 2015 increased to $93,990 compared to a net loss of $64,850 in the first quarter of 2015. This increase was largely due to a significant change in the foreign exchange amount, which had been a gain of $82,374 in the first quarter but decreased to a loss of $8,060 in the second quarter. This change was due to fluctuations in the value of the United States dollar relative to the Canadian dollar. The swing in foreign exchange amounts was offset by the decrease in professional fees and office expenses which were $7,648 and $5,083 respectively in the second quarter compared to $50,303 and $43,910 respectively in the first quarter.

The Company’s net loss for the first quarter of 2015 decreased to $64,850 compared to a net loss of $2,370,628 in the fourth quarter of 2014. The net loss incurred in the fourth quarter of 2014 was significantly impacted by an impairment loss of $2,183,233 recorded on the exploration and evaluation assets for the Ngayu project, as well as higher expenses recorded for year-end audit fees and employee benefits incurred during the fourth quarter of 2014.

Liquidity and Capital Resources

The Company historically relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future. The volatility in the gold price has made it more difficult to secure equity financing for many exploration companies.

As at September 30, 2016, the Company had cash and cash equivalents of $14,005 and a working capital deficit of $1,086,637 compared to cash and cash equivalents of $8,255 and a working capital deficit of $1,626,788 as at December 31, 2015.

During the three and nine month periods ended September 30, 2016, the Company incurred cash exploration expenditures of $16,125 and $239,121 respectively (three and nine month periods ended September 30, 2015 $18,479 and $521,482). A breakdown of all exploration expenditures is presented below under “Exploration and Evaluation Expenditures”.

In February 2016, Loncor closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000 (the "Offering"). Mr. Arnold Kondrat, the President, Chief Executive Officer and a director of the Company, acquired 60,000,000 of the shares issued under the Offering. Mr. Kondrat now holds 74,300,818 (or 48.5%) of the outstanding common shares of the Company. A portion of the proceeds of the Offering were used to repay short term, non-interest bearing loans totalling Cdn$825,000 provided to the Company by Mr. Kondrat.

In June 2016, the Company closed a non-brokered private placement of 1,750,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$210,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

The Company has strategically reduced budgets significantly and implemented cost cutting measures having regard to current market conditions and its low cash position and working capital deficiency. As is typical for an exploration company, the Company will need to raise additional funds to continue its activities. The Company expects to raise such additional funds through offerings of its shares. However, if the Company raises additional funds by issuing additional shares, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, it may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Contractual Obligations

The Company has no contractual obligations relating to future operating lease commitments as at September 30, 2016.

Exploration and Evaluation Expenditures

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during the nine month period ended September 30, 2016:

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2015	$10,096,482	$17,739,748	$27,836,230

Professional fees	900	21,820	22,720
Travel	24	2,681	2,705
Office and sundry	852	154,867	155,719
Interest and bank charges	1,105	3,010	4,115
Salaries	826	7,448	8,274
Amortization	3,334	29,999	33,333
Gain on disposal of assets	(10)	(2,390)	(2,400)
Other	27	22,806	22,833
Expenditures for the period	7,058	241,952	249,010
Funding from Randgold	-	(250,784)	(250,784)
Balance 09/30/2016	$10,103,540	$17,730,916	$27,834,456

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during the nine months ended September 30, 2015:

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2014	$10,074,001	$19,516,926	$29,590,927

Field camps expenses	161	6,077	6,238
Geochemistry	-	2,101	2,101
Professional fees	5,048	1,452	6,500
Business promotion	-	1,500	1,500
Travel	1,268	10,965	12,233
Office and sundry	6,083	160,105	166,188
Interest and bank charges	3,626	3,233	6,859
Salaries	10,433	242,741	253,174
Amortization	2,602	62,957	65,559
Loss(Gain) on disposal of assets	(18,816)	(70,350)	(89,166)
Other	7,260	23,519	30,779
Expenditures for the period	17,665	444,300	461,965
Impairment loss	-	-	-
Balance 9/30/2015	$10,091,666	$19,961,226	$30,052,892

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 14, 2016, the Company had outstanding 153,189,732 common shares, 3,215,000 stock options to purchase common shares and 875,000 common share purchase warrants.

Related Party Transactions

a) Key Management Personnel

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine months ended September 30, 2016 and September 30, 2015 were as follows:

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Salaries	$34,709	$28,104	$102,758	$100,708
Employee retention allowance	$2,892	$2,848	$8,563	$8,898
Compensation expense-share-based payments	$17,419	$-	$44,629	$-
	$55,021	$30,952	$155,950	$109,606

b) Other Related Parties

As at September 30, 2016, an amount of $13,663 was due from Delrand Resources Limited (“Delrand”), a company with common directors, incurred in connection with common expenses (December 31, 2015 - $12,619 due from Delrand).

As at September 30, 2016, an amount of $31,621 relating to advances provided to the Company was due to Arnold Kondrat, a director and officer of the Company (December 31, 2015 - $527,826).

As at September 30, 2016, an amount of $50,274 was due to Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2015 - $62,236 due to Gentor).

	September 30, 2016	December 31, 2015
Due from related party	$13,663	$12,619
Due to related parties	81,895	590,062

Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

IAS 7 – Statement of Cash Flows (“IAS 7”) was amended in February 2016 with the objective that entities provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier adoption is permitted. The Company is evaluating the impact of this standard on its consolidated financial statements.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in the consolidated financial statements included the following:

Estimates:

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. Under IFRS, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income (loss) during the period the new information becomes available.

Judgments:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Title to Mineral Property Interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from/to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 15(c) of the Third Quarter Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, advances receivable and due from related parties. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal. See Note 15(d) of the Third Quarter Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, and equity capital markets.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. The Company recorded a foreign exchange loss of $ 28,387 during the nine month period ended September 30, 2016, compared to a foreign exchange gain of $144,969 during the corresponding period of 2015, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated March 30, 2016 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2015, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2015, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2015, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the nine months ended September 30, 2016, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.